FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN
Page 1 of  2
 ----------------------                            -------------------------
  1.  Name of Company                              BG Group plc
 ---- ------------------                           -------------------------
  2.  Name of Scheme                               Savings Related Share Option
                                                   Scheme
 ---- ------------------                           -------------------------
  3.  Period of Return                             From 13-JUN-2003 to
                                                   12-DEC-2003
 ---- ------------------                           -------------------------
  4.  Number and class of shares not issued under  13,693,439 Ordinary Shares of
      scheme                                       10p each
 ---- ------------------                           -------------------------
  5.  Number of shares issued/allotted under       22,702 Ordinary Shares of 10p
      scheme during period                         each
 ---- ------------------                           -------------------------
  6.  Balance under scheme not yet issued/allotted 13,670,737 Ordinary Shares of
      at end of period                             10p each
 ---- ------------------                           -------------------------
  7.  Number and class of shares                   36,774,134 Ordinary Shares of
      originally listed and the date               10p each listed
      of admission                                 on 13 December 1999
                                                   following a Scheme of
                                                   Arrangement
 ---- ------------------                           -------------------------

--------------------                               -------------------------
Please confirm the total                           3,530,289,669 Ordinary Shares
number of shares in issue                          of 10p each
at the end of the period
in order for us to update
our records:
--------------------                               -------------------------

--------------------                               -------------------------
Contact for queries:                               Contact Address:
Name:  Simon Smith                                 Secretariat
Telephone: 0118 929 2208                           BG Group plc
--------------------                               100 Thames Valley Park Drive
                                                   Reading
                                                   Berkshire
                                                   RG6 1PT
                                                   -------------------------
-------------------------
PERSON MAKING RETURN:
Name: Simon Smith
Position: Company Secretarial Assistant
-------------------------








SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN
Page 2 of  2
 ------------------                                   -------------------------
  1.  Name of Company                                 BG Group plc
 ---- ------------------                              -------------------------
  2.  Name of Scheme                                  Executive Share Option
                                                      Scheme
 ---- ------------------                              -------------------------
  3.  Period of Return                                From 13-JUN-2003 to
                                                      12-DEC-2003
 ---- ------------------                              -------------------------
  4.  Number and class of shares not issued under     15,139 Ordinary Shares of
      scheme                                          10p each
 ---- ------------------                              -------------------------
  5.  Number of shares issued/allotted under scheme   0 Ordinary Shares of 10p
      during period                                   each
 ---- ------------------                              -------------------------
  6.  Balance under scheme not yet issued/allotted at 15,139 Ordinary Shares of
      end of period                                   10p each
 ---- ------------------                              -------------------------
  7.  Number and class of shares                      1,427,197 Ordinary Shares
      originally listed and the date                  of 10p each listed
      of admission                                    on 13 December 1999
                                                      following a Scheme of
                                                      Arrangement
 ---- ------------------                              -------------------------

--------------------                                  -------------------------
Please confirm the total                              3,530,289,669 Ordinary
number of shares in issue                             Shares of 10p each
at the end of the period
in order for us to update
our records:
--------------------                                  -------------------------

--------------------                                  -------------------------
Contact for queries:                                  Contact Address:
Name:  Simon Smith                                    Secretariat
Telephone: 0118 929 2208                              BG Group plc
--------------------                                  100 Thames Valley Park
                                                      Drive
                                                      Reading
                                                      Berkshire
                                                      RG6 1PT
                                                      -------------------------
------------------
PERSON MAKING RETURN:
Name: Simon Smith
Position: Company Secretarial Assistant
-------------------------------------------






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 December, 2003                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary